Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment to Rights Agreement (“First Amendment”) is made and entered into as of April 22, 2005 (the “Effective Date”), between Horizon Health Corporation, a Delaware corporation formerly named Horizon Mental Health Management, Inc. (the “Company”), and American Stock Transfer & Trust Company (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent entered into that certain Rights Agreement dated as of February 6, 1997 (the “Agreement”), granting to holders of Common Stock of the Company the right to purchase additional shares of Common Stock on the terms and subject to the conditions set forth in the Agreement; and

WHEREAS, the Board of Directors of the Company has resolved that the Company should amend the Agreement pursuant to this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained in this First Amendment, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINED TERMS

Section 1.1 Defined Terms. Unless otherwise stated herein, (a) each capitalized term used in this First Amendment shall have the same meaning as provided for such term in the Agreement, and (b) all underlined section references in this First Amendment are references to the corresponding section of the Agreement.

ARTICLE II.

AMENDMENTS

Section 2.1 Amendments. The Agreement is hereby amended as follows:

(a) Section 1(h), which currently sets forth the definition of the term “Continuing Director”, is amended to read in its entirety as follows: [Intentionally Omitted].

(b) Section 23(b) is amended to read in its entirety as follows:

(b) The Board may, at its option, at any time prior to the Close of Business on the tenth Business Day after the Stock Acquisition Date, redeem all, but not less than all, of the then outstanding Rights at a redemption price of $0.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after February

6, 1997 (such redemption price being hereinafter referred to as the “Redemption Price”). The Company may, at its option, pay the Redemption Price in cash, shares of Common Stock (based on the Current Market Price per share of Common Stock at the time of redemption) or any other form of consideration deemed appropriate by the Board; provided that if the Company elects to pay the Redemption Price in shares of Common Stock, the Company shall not be required to issue fractional shares of Common Stock. In lieu of such fractional shares of Common Stock, the Company shall pay an amount of cash equal to the same fraction of the Current Market Price of a share of Common Stock.

(c) Section 24(a) is amended to read in its entirety as follows:

(a) The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or any part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 7(e) or Section 11(a)(ii)) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after February 6, 1997 (such exchange ratio being hereinafter referred to as the “Exchange Ratio”).

(d) In Exhibit B to the Agreement, the second sentence under the heading Redemption of the Rights and the second sentence under the heading Exchange of the Rights are each hereby deleted in their entirety.

ARTICLE III.

MISCELLANEOUS

Section 3.1 Certification. The undersigned officer of the Company certifies to the Rights Agent on behalf of the Company that this First Amendment is in compliance with the terms of Section 27.

Section 3.2 Remainder of Agreement Not Affected. In the event of any conflict between the terms of this First Amendment and the terms of the Agreement, the terms of this First Amendment shall control. The Agreement, as amended hereby, remains in full force and effect. From and after the Effective Date, all references in the Agreement, as amended by this First Amendment, to the “Agreement” shall mean the Agreement, as amended by this First Amendment.

Section 3.3 Governing Law. This First Amendment shall be governed by and construed in accordance with the internal and substantive laws of the State of Delaware, without regard to any conflicts of law concepts thereof that would result in the application of the substantive law of any other jurisdiction.

Section 3.4 Facsimile Signatures; Counterparts. Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission shall be the same as delivery of an original. At the request of either party to this First Amendment, the parties will confirm facsimile transmission by signing and delivering a duplicate original document. This First Amendment may be executed in multiple counterparts each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, each of the parties has duly executed this First Amendment as of the date first set forth above.

HORIZON HEALTH CORPORATION

By:	/s/ David K. Meyercord
Name:	David K. Meyercord
Title:	Senior Vice President, Administration and General Counsel

AMERICAN STOCK TRANSFER & TRUST COMPANY

By:	/s/ Herbert J. Lemmer
Name:	Herbert J. Lemmer
Title:	Vice President